October 11, 2011

Mr. Kevin Kuhar
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549

Re:           Power Oil & Gas Inc.
September 21, 2011
Form 20-F/A for the Fiscal Year ended December 31, 2010
Filed September 14, 2011
File No. 333-137571

Dear Mr. Kuhar,

We have reviewed your comments to our Form 20-F/A for the fiscal year ended December 31, 2010.  We thank you for your review and assistance in connection with the above-referenced filing.  As a follow-up to our conversations with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”), this letter sets forth the responses of Power Oil & Gas Inc. (the “Company”) to the comments of the Staff dated September 21, 2011, with respect to the above referenced Form 20-F/A filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599

Securities and Exchange Commission

October 11, 2011

Amendment No. 1 to Form 20-F/A for the Fiscal Year Ended December 31. 2010

Report of Independent Registered Public Accounting Firm, page 2

Comment:

1.
We note your response to prior comment 1 and the revisions included in the amended Form 20-F which now indicate that your balance sheet as of December 31, 2009 and your statements of operations and comprehensive loss, cash flows and shareholders’ equity for the years ended December 31, 2009 and 2008 were audited by Smythe Ratcliffe LLP.  Further, you indicate that you do not plan to request the former auditors to re-issue their audit report for those years.  Please note that Item 8-A.2 of Form 20-F requires you to provide three years of audited financial statements.  As such, please further amend the Form 20-F to provide audited financial statements for all the three years presented.  If your former auditors are unable or unwilling to perform the necessary procedures required by the PCAOB Standards in order to re-issue their report, you will be required to engage another Independent Registered Public Accounting Firm, possibly your current auditors, to perform that audit.

Response:
The Company respectfully confirms that in accordance with Item 8-A.2 of Form 20-F, we will be amending our Annual Report to include an audit report by Smythe, Ratcliffe LLP, to update the audit reports for the years ended December 31, 2009 and 2008.

Statements of Operations and Comprehensive Loss, page 5

Comment:

2.
Although your response to our prior comment 3 says that you would revise future filings including any amendments to your Form 20-F to address our comment, you have not done so.  As previously requested, consistent with the staff’s guidance in SAB Topic 14.F, please revise future filings, beginning with the requested amendment to your Form 20-F, to present “stock-based compensation” in the same line or lines as cash compensation paid to the same employees – e.g., cost of sales, selling expense, general and administrative expense, research and development, etc.

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599

Securities and Exchange Commission

October 11, 2011

Response:
The Company respectfully requests that the change to include “stock-based compensation” in the same line or lines as cash compensation paid to the same employee, in compliance with SAB topic 14.F, be made in future filings beyond the amendments to Form 20-F filed September 14, 2011, as making this change in current filings will be onerous to the Company for the following reasons:

•
Restating the financial statements would require a reissue and update to the audit report by the Company’s auditors as there is no distinction between reclassification verses restatement according to Canadian Generally Accepted Auditing Standards (“Canadian GAAP”).  Under Canadian GAAP, if an account is presented differently or changes are made to notes, the audit report date will need updating as there is no double dating permitted unlike United Stated Generally Accepted Auditing Standards. Additionally, reissuing the financial statements will also require the predecessor auditor to reissue their reports.  Based upon discussion with the Company’s auditors, the cost to reopen the audits for this seemingly easy reclassification is estimated to be, at a minimum, $8,000 to $10,000.

•
The current presentation of the financial statement follows Canadian GAAP. Any presentation differences between Canadian and US GAAP are included in an ITEM 17 reconciliation which, in this particular case, the presentation difference would have no impact on the reconciliation of Net Loss under Canadian  GAAP to US GAAP.

•
There has been no cash compensation paid to the employees receiving stock compensation benefits for the year ended December 31, 2010. Therefore, there are no additional line or lines, such as cost of sales, selling expense or general and administrative expenses, to be added as reflected in the guidance provided in SAB Topic 14-F. Accordingly, to revise the current presentation of stock-based compensation in the same line or lines as cash compensation paid to the same employees does not improve disclosure to investors.

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599

Securities and Exchange Commission

October 11, 2011

In summary, the Company believes that the presentation change costs outweigh the benefits. The audit fees for reopening the audits with two public accounting firms, current and predecessor auditors, is onerous for a reporting company of this size.  Additionally, the suggested restatement of the financial statements does not add new information or clarify compensation paid which would impact an investor’s decision compared to what is currently being presented.  The Company hereby confirms that all filings which follow the amendments to the above-referenced 20-F filing will present “stock based compensation” in the same line or lines as cash compensation paid to the same employees to comply with SAB Topic 14.F.

We appreciate your assistance in this regard and look forward to your response.  If you have any questions, please feel free to contact the undersigned.

Very truly yours,

/s/
Keith Diakiw
Chief Executive Officer and President

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599